As filed with the U.S. Securities and Exchange Commission on July 13, 2017

1933 Act File No. 333-218611
1940 Act File No. 811-22974

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-2

☒ REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

☐ Pre-Effective Amendment No.

☒ Post-Effective Amendment No. 2

and

☒ REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

☒ Amendment No. 30

EAGLE POINT CREDIT COMPANY INC.

(Exact name of Registrant as specified in charter)

20 Horseneck Lane
Greenwich, CT 06830

(Address of Principal Executive Offices)

(203) 340-8500

(Registrant’s telephone number, including Area Code)

Thomas P. Majewski
20 Horseneck Lane
Greenwich, CT 06830

(Name and address of agent for service)

Copies of Communications to:

Thomas J. Friedmann
Philip T. Hinkle
Dechert LLP
One International Place, 40th Floor
100 Oliver Street
Boston, Massachusetts 02110
(617) 728-7120

Approximate date of proposed public offering: As soon as practicable after the effective date of this Registration Statement.

If any securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

It is proposed that this filing will become effective (check appropriate box):

☐ when declared effective pursuant to section 8(c).

If appropriate, check the following box:

☐ This post-effective amendment designates a new effective date for a previously filed registration statement.

☐ This form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act and the Securities Act registration statement number of the earlier effective registration statement for the same offering is               .

EXPLANATORY NOTE

This Post-Effective Amendment No. 2 to the Registration Statement on Form N-2 (File Nos. 333-218611 and 811-22974) (the “Registration Statement”) of Eagle Point Credit Company Inc. (the “Registrant”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of adding exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 2 consists only of a facing page, this explanatory note and Part C of the Registration Statement. This Post-Effective Amendment No. 2 does not modify any other part of the Registration Statement and pursuant to Rule 462(d) under the Securities Act, shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C — OTHER INFORMATION

ITEM 25. FINANCIAL STATEMENTS AND EXHIBITS

1. Financial Statements:

The following financial statements of Eagle Point Credit Company Inc. (the “Registrant”) are included in Part A of the Registration Statement:

2. Exhibits:

(a)(1)	Form of Certification of Incorporation(3)
(a)(2)	Certificate of Designation for the 7.75% Series A Term Preferred Stock due 2022(4)
(a)(3)	Certificate of Amendment to Certificate of Designation for the 7.75% Series A Term Preferred Stock due 2022(13)
(a)(4)	Certificate of Designation for the 7.75% Series B Term Preferred Stock due 2026(13)
(a)(5)	Certificate of Increase of Shares Designated as 7.75% Series B Term Preferred Stock due 2026(14)
(a)(6)	Certificate of Increase of Shares Designated as 7.75% Series B Term Preferred Stock due 2026
(b)	Second Amended and Restated Bylaws(9)
(c)	Not applicable
(d)(1)	Indenture, dated December 4, 2015, by and between the Registrant and American Stock Transfer & Trust Company, LLC, trustee(8)
(d)(2)	Form of Certificate of Designation for Preferred Stock(6)
(d)(3)	Form of Subscription Certificate(6)
(d)(4)	Form T-1 Statement of Eligibility of American Stock Transfer & Trust Company, LLC, as trustee, with respect to the Form of Indenture(5)
(d)(5)	Form of Subscription Agent Agreement(6)
(d)(6)	First Supplemental Indenture, dated December 4, 2015 by and between the Registrant and American Stock Transfer & Trust Company, LLC, trustee(8)

(e)	Dividend Reinvestment Plan(3)
(f)	Not applicable
(g)	Amended and Restated Investment Advisory Agreement, dated May 16, 2017 by and between the Registrant and Eagle Point Credit Management LLC(15)
(h)(1)	Form of Underwriting Agreement for Equity Securities(6)
(h)(2)	Form of Underwriting Agreement for Debt Securities(6)
(h)(3)	At Market Issuance Sales Agreement, dated June 28, 2017 by and among the Registrant, Eagle Point Credit Management LLC, Eagle Point Administration LLC and FBR Capital Markets & Co.(16)
(i)	Not applicable
(j)	Custody Agreement, dated as of July 20, 2016, among the Registrant and Wells Fargo Bank, National Association(11)
(k)(1)	Form of Administration Agreement by and between the Registrant and Eagle Point Administration LLC(1)
(k)(2)	Form of License Agreement between the Registrant and Eagle Point Credit Management LLC(2)
(k)(3)	Form of Transfer Agency and Registrar Services Agreement between the Registrant and American Stock Transfer & Trust Company, LLC(3)
(k)(4)	Services Agreement, dated November 1, 2014 by and among SS&C Technologies, Inc., the Registrant, Eagle Point Administration LLC and Eagle Point Credit Management LLC(4)
(k)(5)	Securities Purchase Agreement, dated August 8, 2016 by and between the Registrant and each Buyer listed therein(11)
(k)(6)	Securities Purchase Agreement, dated September 20, 2016 by and between the Registrant and Freestone Yield Fund LP(12)
(l)(1)	Opinion and Consent of Counsel(15)
(l)(2)	Opinion and Consent of Counsel
(m)	Not applicable
(n)	Consent of Independent Registered Public Accounting Firm(15)
(o)	Not applicable
(p)	Not applicable
(q)	Not applicable
(r)(1)	Code of Ethics of the Registrant(2)
(r)(2)	Code of Ethics of Eagle Point Credit Management LLC(10)
(s)(1)	Form of Prospectus Supplement for Common Stock Offerings(6)
(s)(2)	Form of Prospectus Supplement for Preferred Stock Offerings(7)
(s)(3)	Form of Prospectus Supplement for Subscription Rights Offerings(6)
(s)(4)	Form of Prospectus Supplement for Debt Securities(7)

(1)	Previously filed on June 6, 2014 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-196590 and 811-22974) and incorporated by reference herein.
(2)	Previously filed on July 7, 2014 with Pre-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-196590 and 811-22974) and incorporated by reference herein.
(3)	Previously filed on September 30, 2014 with Pre-effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-196590 and 811-22974) and incorporated by reference herein.
(4)	Previously filed on May 12, 2015 with Pre-effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-202914 and 811-22974) and incorporated by reference herein.

(5)	Previously filed on August 11, 2015 with Pre-effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205540 and 811-22974) and incorporated by reference herein.
(6)	Previously filed on November 5, 2015 with Pre-effective Amendment No. 4 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205540 and 811-22974) and incorporated by reference herein.
(7)	Previously filed on November 23, 2015 with Pre-effective Amendment No. 5 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205540 and 811-22974) and incorporated by reference herein.
(8)	Previously filed on December 4, 2015 with Post-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205540 and 811-22974) and incorporated by reference herein.
(9)	Previously filed on February 29, 2016 with the Registrant’s Semi-Annual Report on Form N-SAR (File No. 811-22974) and incorporated by reference herein.
(10)	Previously filed on May 17, 2016 with Post-effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205540 and 811-22974) and incorporated by reference herein.
(11)	Previously filed on August 10, 2016 with Post-effective Amendment No. 5 the the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205540 and 811-22974) and incorporated by reference herein.
(12)	Previously filed on September 26, 2016 with Post-effective Amendment No. 7 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205540 and 811-22974) and incorporated by reference herein.
(13)	Previously filed on October 11, 2016 with the Registrant’s Form 8-A (File Nos. 001-36679) and incorporated by reference herein.
(14)	Previously filed on December 15, 2016 with Post-effective Amendment No. 10 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-205540 and 811-22974) and incorporated by reference herein.
(15)	Previously filed on June 8, 2017 with the Registrant’s Registration Statement on Form N-2 (File Nos. 333-218611 and 811-22974) and incorporated by reference herein.
(16)	Previously filed on June 30, 2017 with Post-effective Amendment No. 1 to the Registrant’s Registration Statement on Form N-2 (File Nos. 333-218611 and 811-22974) and incorporated by reference herein.

ITEM 26. MARKETING ARRANGEMENTS

The information contained under the heading “Plan of Distribution” in the prospectus that forms a part of this Registration Statement is incorporated herein by reference.

ITEM 27. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

SEC registration fee	$75,335
FINRA filing fee	$98,000
NYSE listing fee	$155,000
Rating agency fees	$60,000
Printing and postage	$400,000
Legal fees and expenses	$1,100,000
Accounting fees and expenses	$950,000
Miscellaneous	$160,000
Total	$2,998,335

Note: Except for the SEC registration fee, the FINRA filing fee and the rating agency fee, all listed amounts are estimates.

ITEM 28. PERSONS CONTROLLED BY OR UNDER COMMON CONTROL

Eagle Point Credit Company Sub LLC, a Delaware limited liability company, is a wholly owned subsidiary of the Registrant and was included in the Registrant’s consolidated financial statements as of March 31, 2017.

Eagle Point Credit Company Sub (Cayman) Ltd., a Cayman Islands exempted company, is a wholly owned subsidiary of the Registrant and was included in the Registrant’s consolidated financial statements as of March 31, 2017.

ITEM 29. NUMBER OF HOLDERS OF SECURITIES

The following table sets forth the number of record holders of each class of the Registrant’s securities as of May 31, 2017:

Title of Class	Number of Record Holders
Common stock, par value $0.001 per share	9
Preferred stock, par value $0.001 per share	1
7.00% Notes due 2020	1

ITEM 30. INDEMNIFICATION

Directors and Officers

As permitted by Section 102 of the General Corporation Law of the State of Delaware (the “DGCL”), the Registrant has adopted provisions in its certificate of incorporation, as amended, that limit or eliminate the personal liability of its directors for a breach of their fiduciary duty of care as a director. The duty of care generally requires that, when acting on behalf of the corporation, directors exercise an informed business judgment based on all material information reasonably available to them. Consequently, a director will not be personally liable to the Registrant or its stockholders for monetary damages or breach of fiduciary duty as a director, except for liability for: any breach of the director’s duty of loyalty to the Registrant or its stockholders; any act or omission not in good faith or that involves intentional misconduct or a knowing violation of law; any act related to unlawful stock repurchases, redemptions or other distributions or payment of dividends; or any transaction from which the director derived an improper personal benefit. These limitations of liability do not affect the availability of equitable remedies such as injunctive relief or rescission.

The Registrant’s certificate of incorporation and bylaws provide that all directors, officers, employees and agents of the Registrant shall be entitled to be indemnified by the Registrant to the fullest extent permitted by the DGCL, subject to the requirements of the Investment Company Act of 1940, as amended (the “1940 Act”). Under Section 145 of the DGCL, the Registrant is permitted to offer indemnification to its directors, officers, employees and agents.

Section 145(a) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation), because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise. Such indemnity may be against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding, if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and if, with respect to any criminal action or proceeding, the person did not have reasonable cause to believe the person’s conduct was unlawful.

Section 145(b) of the DGCL provides, in general, that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor because the person is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that, despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

Section 145(g) of the DGCL provides, in general, that a corporation shall have the power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation or is or was serving at the request of the corporation as a director, officer, employee or agent of any other enterprise, against any liability asserted against the person in any such capacity, or arising out of the person’s status as such, regardless of whether the corporation would have the power to indemnify the person against such liability under the provisions of the law. We have obtained liability insurance for the benefit of our directors and officers.

Adviser and Administrator

The Investment Advisory Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Eagle Point Credit Management LLC (the “Adviser”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Adviser’s services under the Investment Advisory Agreement or otherwise as an investment adviser of the Registrant.

The Administration Agreement provides that, absent willful misfeasance, bad faith or gross negligence in the performance of its duties or by reason of the reckless disregard of its duties and obligations, Eagle Point Administration LLC (the “Administrator”) and its officers, managers, agents, employees, controlling persons, members and any other person or entity affiliated with it are entitled to indemnification from the Registrant for any damages, liabilities, costs and expenses (including reasonable attorneys’ fees and amounts reasonably paid in settlement) arising from the rendering of the Administrator’s services under the Administration Agreement or otherwise as administrator for the Registrant.

Insofar as indemnification for liability arising under the Securities Act of 1933, as amended (the “Securities Act”), may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

Each Underwriting Agreement provides that the underwriter agrees to indemnify, defend and hold harmless each of the Registrant, the Adviser and the Administrator, and each of their respective partners, directors, trustees, managers, members and shareholders (as the case may be), and each officer of the Registrant who signs the Registration Statement and each person, if any, who controls the Registrant, the Adviser and/or the Administrator within the meaning of either Section 15 of the Securities Act or Section 20 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such sales agent furnished in writing by such sales agent to the Registrant expressly for use in this Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the prospectus (or any supplement thereto) contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such prospectus (or supplement thereto) or necessary to make such information not misleading.

Each Securities Purchase Agreement provides that each investor agrees to indemnify, defend and hold harmless each of the Registrant and its affiliates, directors, officers and employees from and against any and all losses, claims, damages, liabilities and expenses based on, arising out of or otherwise in respect of any material inaccuracy in, or material breach of, the representations and warranties of such investor in the Securities Purchase Agreement.

Each At Market Issuance Sales Agreement provides that the placement agent agrees to indemnify, defend and hold harmless each of the Registrant, the Adviser and the Administrator, and each of their respective partners, directors, trustees, managers, members and shareholders (as the case may be), and each officer of the Registrant who signs the Registration Statement and each person, if any, who controls the Registrant, the Adviser and/or the Administrator within the meaning of either Section 15 of the Securities Act or Section 20 of the Exchange Act from and against any loss, damage, expense, liability or claim (including the reasonable cost of investigation) which, jointly or severally, the Registrant or any such person may incur under the Securities Act, the Exchange Act, the 1940 Act, the common law or otherwise, insofar as such loss, damage, expense, liability or claim arises out of or is based upon any untrue statement or alleged untrue statement of a material fact contained in and in conformity with information concerning such sales agent furnished in writing by such sales agent to the Registrant expressly for use in this Registration Statement (or in the Registration Statement as amended by any post-effective amendment hereof by the Registrant) or in the prospectus (or any supplement thereto) contained in this Registration Statement, or arises out of or is based upon any omission or alleged omission to state a material fact in connection with such information required to be stated in this Registration Statement or such prospectus (or supplement thereto) or necessary to make such information not misleading.

The Registrant has entered into indemnification agreements with its officers and directors. The indemnification agreements are intended to provide the Registrant’s officers and directors the maximum indemnification permitted under Delaware law and the 1940 Act. Each indemnification agreement provides that the Registrant shall indemnify the director who is a party to the agreement (an “Indemnitee”), including the advancement of legal expenses, if, by reason of his or her corporate status, the Indemnitee is, or is threatened to be, made a party to or a witness in any threatened, pending, or completed proceeding, other than a proceeding by or in the right of the Registrant.

ITEM 31. BUSINESS AND OTHER CONNECTIONS OF INVESTMENT ADVISER

A description of any other business, profession, vocation or employment of a substantial nature in which the Adviser, and each managing director, director or executive officer of the Adviser, is or has been during the past two fiscal years, engaged in for his or her own account or in the capacity of director, officer, employee, partner or trustee, is set forth in Part A of this Registration Statement in the sections entitled “Management” and “The Adviser and the Administrator.” Additional information regarding the Adviser and its officers and directors is set forth in its Form ADV, as filed with the Securities and Exchange Commission (SEC File No. 801-77721), under the Investment Advisers Act of 1940, as amended, and is incorporated herein by reference.

ITEM 32. LOCATION OF ACCOUNTS AND RECORDS

All accounts, books, and other documents required to be maintained by Section 31(a) of the 1940 Act, and the rules thereunder are maintained at the offices of:

(1)	the Registrant, Eagle Point Credit Company Inc., 20 Horseneck Lane, Greenwich, CT 06830;
(2)	the Transfer Agent and Trustee, American Stock Transfer & Trust Company, LLC, 6201 15th Avenue, Brooklyn, NY 11219;
(3)	the Custodian, Wells Fargo Bank, National Association, 9062 Old Annapolis Rd, Columbia, MD 21045; and
(4)	the Adviser, Eagle Point Credit Management LLC, 20 Horseneck Lane, Greenwich, CT 06830.

ITEM 33. MANAGEMENT SERVICES

Not applicable.

ITEM 34. UNDERTAKINGS

(1)	The Registrant undertakes to suspend the offering of shares until the prospectus is amended if (1) subsequent to the effective date of its registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of the registration statement or (2) the net asset value increases to an amount greater than its net proceeds as stated in the prospectus.
(2)	Not applicable.
(3)	In the event that the securities being registered are to be offered to existing shareholders pursuant to rights, and any securities not taken by shareholders are to be reoffered to the public, the Registrant undertakes to supplement the prospectus, after the expiration of the subscription period, to set forth the results of the subscription offer, the transactions by underwriters during the subscription period, the amount of unsubscribed securities to be purchased by underwriters, and the terms of any subsequent reoffering thereof; and further, if any public offering by the underwriters of the securities being registered is to be made on terms differing from those set forth on the cover page of the prospectus, to file a post-effective amendment to set forth the terms of such offering.

(4)	The Registrant undertakes:
(a)	to file, during any period in which offers or sales are being made, a post-effective amendment to the registration statement: (1) to include any prospectus required by Section 10(a)(3) of the 1933 Act; (2) to reflect in the prospectus any facts or events after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement; and (3) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;
(b)	that, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of those securities at that time shall be deemed to be the initial bona fide offering thereof;
(c)	to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering;
(d)	that, for the purpose of determining liability under the 1933 Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the 1933 Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the 1933 Act, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use; and
(e)	that for the purpose of determining liability of the Registrant under the 1933 Act to any purchaser in the initial distribution of securities: that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser: (1) any preliminary prospectus or prospectus of the Registrant relating to the offering required to be filed pursuant to Rule 497 under the 1933 Act; (2) the portion of any advertisement pursuant to Rule 482 under the 1933 Act relating to the offering containing material information about the Registrant or its securities provided by or on behalf of the Registrant; and (3) any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)	Registrant undertakes that:
(a)	for purposes of determining any liability under the Securities Act of 1933, as amended, the information omitted from the form of prospectus filed as part of the Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 497(h) under the Securities Act of 1933, as amended, shall be deemed to be part of this Registration Statement as of the time it was declared effective; and
(b)	for purposes of determining any liability under the Securities Act of 1933, as amended, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering thereof.
(6)	Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 to be signed on its behalf by the undersigned, thereunto duly authorized, in the Township of Greenwich, in the State of Connecticut, on the 13th day of July, 2017.

EAGLE POINT CREDIT COMPANY INC.

By:	/s/ Thomas P. Majewski Name: Thomas P. Majewski Title: Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment No. 2 to the Registrant’s Registration Statement on Form N-2 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Thomas P. Majewski Thomas P. Majewski	Chief Executive Officer and Director (Principal Executive Officer)	July 13, 2017
/s/ Kenneth P. Onorio Kenneth P. Onorio	Chief Financial Officer (Principal Financial and Accounting Officer)	July 13, 2017
* James R. Matthews	Chairman of the Board of Directors	July 13, 2017
* Scott W. Appleby	Director	July 13, 2017
* Kevin F. McDonald	Director	July 13, 2017
* Paul E. Tramontano	Director	July 13, 2017
* Jeffrey L. Weiss	Director	July 13, 2017

*By: /s/ Thomas P. Majewski Name: Thomas P. Majewski Title: Attorney-in-Fact